UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
China Techfaith Wireless Communication
Technology Limited

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
G84383101

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Defu Dong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		249,250,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		249,250,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	249,250,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	37.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Oasis Land Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		165,750,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		165,750,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	165,750,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	25.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Dong’s Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		165,750,000 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		165,750,000 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	165,750,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	25.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS HSBC International Trustee Limited (as trustee for Dong’s Family Trust and other trusts which ultimately own ordinary shares of the Issuer)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,788,460 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		356,788,460 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	356,788,460 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	54.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:

China Techfaith Wireless Communication Technology Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District, Beijing 100016, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Defu Dong

Oasis Land Limited (the “Record Holder”)

Dong’s Family Trust (the “Trust”)

HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Defu Dong 3/F., M8 West, No.1 Jiu Xian Qiao East Road Chao Yang District, Beijing 100016 People’s Republic of China

Oasis Land Limited P.O. Box 916, Woodbourne Hall Road Town, Tortola British Virgin Islands

Dong’s Family Trust Compass Point, 9 Bermudiana Road Hamilton HM11 Bermuda

HSBC International Trustee Limited Compass Point, 9 Bermudiana Road Hamilton HM11 Bermuda

ITEM 2(c).	CITIZENSHIP:

Defu Dong is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. The Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G84383101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
Reporting	beneficially	Percent of	vote or direct	direct	direct the	to direct the
Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Defu Dong	249,250,000	37.9%	0	249,250,000	0	249,250,000

Oasis Land Limited	165,750,000	25.2%	0	165,750,000	0	165,750,000

Dong’s Family Trust	165,750,000	25.2%	0	165,750,000	0	165,750,000

HSBC International Trustee Limited (as trustee for Dong’s Family Trust and other trusts which ultimately own ordinary shares of the Issuer)	356,788,460	54.2%	0	356,788,460	0	356,788,460
The Record Holder is the record owner of 165,750,000 ordinary shares of the Issuer. Defu Dong is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Mr. Dong, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 165,750,000 ordinary shares. Defu Dong disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 249,250,000 ordinary shares.

All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust, the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 356,788,460 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as the trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

Mr. Dong is the sole director of both the Record Holder and Helio Glaze Limited and may be deemed to beneficially own all ordinary shares of the Issuer that are directly owned by both companies. However, each of these companies and its holding companies disclaim any beneficial ownership of ordinary shares of the Issuer directly owned by the other company.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

Defu Dong	/s/ Defu Dong
Defu Dong

Oasis Land Limited	By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Director

Dong’s Family Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Dong’s Family Trust

	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Director, Associate Director

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited
	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Director, Associate Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.00002 per share, of China Techfaith Wireless Communication Technology Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2008.

Defu Dong	/s/ Defu Dong
Defu Dong

Oasis Land Limited	By:	/s/ Defu Dong
	Name:	Defu Dong
	Title:	Director

Dong’s Family Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Dong’s Family Trust
	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Director, Associate Director

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited
	By:	/s/ Andrew T. Chan /s/ Danny W. K. Tsui
	Name:	Andrew T. Chan, Danny W. K. Tsui
	Title:	Director, Associate Director